UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information

Jan-Sep/2019

—

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

These presentations may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company and therefore, the future results of the Company's operations may differ from current expectations and the reader should not rely exclusively The Company does not undertake to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 2019 onwards are estimates or targets. In addition, this presentation contains some financial indicators that are not recognized by GAAP or the IFRS. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. See definitions of Adjusted EBITDA, LTM Adjusted EBITDA, Net Debt and Results on a constant currency basis in the Glossary and their reconciliations in the Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, Consolidated Debt and Foreign Exchange Translation Effects on Results of Operations sections.

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period. For detailed information about foreign exchange translation effects on the Company’s statement of income, see item “FOREIGN EXCHANGE TRANSLATION EFFECTS ON RESULTS OF OPERATIONS OF JAN-SEP/2019”.

Key Financial Information

US$ million	Jan-Sep/19	Jan-Sep/18 (Restated)*	Change (%)
Sales revenues	56,721	62,902	(9.8)
Cost of Sales	(34,868)	(38,324)	9.0
Gross profit	21,853	24,578	(11.1)
Income (expenses)	(4,885)	(10,695)	54.3
Consolidated net income attributable to the shareholders of Petrobras	8,170	6,622	23.4
Net cash provided by operating activities	18,206	19,501	(6.6)
Adjusted EBITDA	23,829	23,843	(0.1)
Brent crude (US$/bbl)	66.01	70.55	(6.4)
Crude Oil sales price (US$/bbl)	62.01	64.99	(4.6)
Domestic basic oil products price (US$/bbl)	76.11	79.95	(4.8)

* Restated to reflect discontinued operation.

US$ million	09.30.2019	12.31.2018	Change (%)
Gross debt	89,901	84,360	6.6
Net debt	75,419	69,378	8.7
Net Debt/LTM Adjusted EBITDA ratio	2.40	2.20	9.1

Sales Revenues

US$ million	Jan-Sep/19	Jan-Sep/18 (Restated)*	Change (%)
Diesel	17,398	17,208	1.1
Diesel subsidy	-	889	(100.0)
Gasoline	7,291	8,934	(18.4)
Liquefied petroleum gas (LPG)	3,175	3,377	(6.0)
Jet fuel	2,852	3,024	(5.7)
Naphtha	1,247	1,804	(30.9)
Fuel oil (including bunker fuel)	772	935	(17.4)
Other oil products	2,582	2,807	(8.0)
Subtotal Oil Products	35,317	38,978	(9.4)
Natural gas	4,434	3,957	12.1
Renewables and nitrogen products	202	268	(24.6)
Revenues from non-exercised rights**	508	416	22.1
Electricity	934	1,827	(48.9)
Services, agency and others	706	1,040	(32.1)
Total domestic market	42,101	46,486	(9.4)
Exports	12,650	11,318	11.8
Sales abroad	1,970	5,098	(61.4)
Total foreign market	14,620	16,416	(10.9)
Total	56,721	62,902	(9.8)

* Restated to reflect discontinued operation.

**Revenues from non-exercised rights from clients in take or pay and ship or pay contracts.

Sales revenues were US$ 56,721 million for the period Jan-Sep/2019, a 9.8% decrease (US$ 6,181 million) when compared to US$ 62,902 million for the period Jan-Sep/2018, mainly due to:

•	A 9.4% decrease in domestic revenues (US$ 4,385 million), mainly as a result of:

✓

A 9.4% decrease in oil products revenues (US$ 3,661 million), primarily reflecting a decrease in the average prices of diesel and gasoline when expressed in U.S. dollars, as well as lower sales of gasoline, due to a lower market share and higher portion of ethanol in fuel market. These effects were partially offset by the increase in diesel sales volume due to the market growth for the period Jan-Sep/19;

✓	A 48.9% decrease in electricity revenues (US$ 893 million) due to lower prices, following the decrease of difference settlement prices;
✓	These effects were partially offset by a 12.1% increase in natural gas revenues (US$ 477 million), following higher domestic prices and the contract price adjustments.

•	A 11.8% increase in export revenues (US$ 1,332 million), driven by higher crude oil and gasoline export volumes, partially offset by decreased international prices of crude oil.

•

A 61.4% decrease in revenues from operations abroad (US$ 3,128 million) mainly due to the disposal of E&P assets of Petrobras America Inc., in November 2018, the sale of distribution companies in Paraguay and of the disposal of Pasadena Refinery.

Cost of Sales

US$ million	Jan-Sep/19	Jan-Sep/18 (Restated)*	Change (%)
Raw material, products for resale, materials and third-party services	(15,760)	(19,069)	17.4
Depreciation, depletion and amortization	(9,302)	(8,388)	(10.9)
Production taxes	(7,300)	(8,283)	11.9
Employee compensation	(2,506)	(2,584)	3.0
Total	(34,868)	(38,324)	9.0

* Restated to reflect discontinued operation.

Cost of sales was US$ 34,868 million for the period Jan-Sep/2019, a 9% decrease (US$ 3,456 million) compared to US$ 38,324 million for the period Jan-Sep/2018, mainly due to:

•	Lower production taxes, due to the reduction of international prices;
•

Decreased costs from operations abroad mainly due to the disposal of E&P assets of Petrobras America Inc., in November 2018, the sale of distribution companies in Paraguay, in March 2019, and the disposal of the Pasadena Refinery, in May 2019.

Income (Expenses)

US$ million	Jan-Sep/19	Jan-Sep/18 (Restated)*	Change (%)
Selling expenses	(3,090)	(3,458)	10.6
General and administrative expenses	(1,630)	(1,670)	2.4
Exploration costs	(344)	(402)	14.4
Research and development expenses	(430)	(475)	9.5
Other taxes	(300)	(381)	21.3
Other income and expenses, net	909	(4,309)	121.1
Total	(4,885)	(10,695)	54.3

* Restated to reflect discontinued operation.

Selling expenses were US$ 3,090 million for the period Jan-Sep/2019, a 10.6% decrease (US$ 368 million) compared to US$ 3,458 million for the period Jan-Sep/2018, mainly due to lower expected credit losses, primarily relating to companies from the electricity sector, partially offset by higher transportation charges, due to the payment of tariffs for the use of third party gas pipelines, following the sale of Transportadora Associada de Gás SA - TAG in June 2019 and also by increased oil product export volumes.

Other income and expenses totaled US$ 909 million of income for the period Jan-Sep/2019, a US$ 5,218 million decrease in expenses when compared to the US$ 4,309 million expense for the period Jan-Sep/2018, mainly due to:

•

Higher net gains for the period Jan-Sep/2019 on the sale and write-off of assets (a US$ 4,805 million increase), mainly as a result of the gain from the disposal of TAG in June 2019 (a US$ 5,456 million gain), when compared to gains for the period Jan-Sep/2018, which were mainly the sale of Lapa and Iara fields (a US$ 689 million gain) and the contingent payment received from the sale of Carcará (a US$ 300 million gain);

•	Lower losses on the fair value of commodities put options related to the hedge of part of crude oil production (a US$ 286 million decrease in losses);
•	Lower amounts recovered from Lava Jato Investigation (a US$ 248 million decrease in gains);
•	Lower expenses with Employee Career and Compensation Plan – PCR (US$ 287 million decrease in expenses);
•	Higher expenses with Voluntary Separation Plan – PDV (US$ 155 million increase in losses); and

•	Higher impairment of assets (a US$ 278 million increase), due to the:
✓

recognition of impairment of Comperj assets (US$ 272 million), including recognition of investments with environmental licensing, resulting from the signing of the conduct adjustment agreement (TAC) to terminate the public civil action that challenges Comperj's environmental licensing (US$ 208 million);

✓

recognition of impairment of platform P-37, located in the Marlim field, due to its discontinuation, which triggered its exclusion from CGU North group, tested for impairment as a single asset (US$ 319 million)

✓	recognition of impairment, after approval of the sale of the drillship NS-30, due to the difference between the expected sale value and the book value of the asset (US$ 286 million);
✓	recognition of impairment of platform P-09 as its activity was permanently ceased, directly affecting the Corvina field and resulting in its exclusion from the CGU North group (US$ 158 million)
✓	recognition of impairment losses arising from the review of the composition of Parque das Baleias complex, excluding the Cachalote and Pirambú fields, which were separately tested (US$ 109 million).

The aforementioned impairment losses were partially compensated, for the period Jan-Sep/2019, by the reversal of impairment loss (a US$ 494 million reversal), based on fair value, resulting from the approval of the sale of 10 concessions located in the shallow waters of the Campos Basin and the Badejo, Bicudo, Linguado, Pampo and Trilha fields (Pampo and Enchova Project).

For the period Jan-Sep/2018, impairment losses amounted to US$ 349 million, mainly due to upstream assets in Petrobras America Inc. (PAI).

Net finance income (expense)

US$ million	Jan-Sep/19	Jan-Sep/18 (Restated)*	Change (%)
Finance income	928	1,910	(51.4)
Income from investments and marketable securities (Government Bonds)	399	422	(5.5)
Discount and premium on repurchase of debt securities	5	301	(98.3)
Gains from signed agreements (electric sector)	79	574	(86.2)
Other income, net	445	613	(27.4)
Finance expenses	(5,793)	(4,403)	31.6
Interest on finance debt	(3,831)	(4,560)	(16.0)
Unwinding of discount on lease liabilities **	(1,154)	(8)	14.325.0
Discount and premium on repurchase of debt securities	(850)	(606)	40.3
Capitalized borrowing costs	1,007	1,384	(27.2)
Unwinding of discount on the provision for decommissioning costs	(605)	(500)	21.0
Other finance expenses and income, net	(360)	(113)	218.6
Foreign exchange gains (losses) and indexation charges	(2,297)	(2,112)	8.8
Foreign exchange	(215)	150	(243.3)
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(2,240)	(2,411)	(7.1)
Other foreign exchange gains (losses) and indexation charges, net	158	149	6.0
Total	(7,162)	(4,605)	55.5

* Restated to reflect discontinued operation.

** Since 2019, the Company has applied IFRS 16 prospectively, which brought impacts in interest expenses. For more information, see note 3.1 to unaudited interim financial statements as of September 30, 2019.

Net finance expense was US$ 7,162 million for the period Jan-Sep/2019, a 55.5% increase (US$ 2,557 million) when compared to the expense of US$ 4,605 million for the period Jan-Sep/2018, mainly due to:

•	A 21% increase in unwinding of discount on lease liabilities (US$ 1,146 million), due to the effects of the adoption of IFRS 16;
•	Increased net costs on repurchase of debt securities (a US$ 540 million increase);
•	A 86.2% decrease in gains from signed agreements relating to the electricity sector (US$ 495 million);
•	Discount granted on the securitization of receivables from the electricity sector in the 3Q-2019 (US$ 128 million as finance expense).

Income tax expenses

Income tax expenses were US$ 4,441 million for the period Jan-Sep/2019, a 25% increase (US$ 883 million) compared to US$ 3,558 million expense for the period Jan-Sep/2018, mainly as a result of higher taxable income (before taxes) of the period and also due to the write-off of deferred tax assets, partially offset by higher tax benefits from the deduction of the interest on capital distribution. For more information about income taxes expenses, see Note 17.3 to the Company’s unaudited interim financial statements as of September 30, 2019.

Net Income attributable to shareholders of Petrobras

Net income attributable to shareholders of Petrobras was US$ 8,170 million for the period Jan-Sep/2019, a 23% increase (US$ 1,548 million) compared to US$ 6,622 million for the period Jan-Sep/2018, mainly as a result of the gain from the disposal of TAG in June 2019 and BR Distribuidora in July 2019, partially offset by a decrease in gross profit due to lower oil prices, higher net finance expense and increased income tax expenses as mentioned earlier.

CAPITAL EXPENDITURES ACCORDING TO OUR PLAN COST ASSUMPTIONS (CAPEX)

Capital expenditures based on the cost assumptions and financial methodology adopted in our business plans, which includes acquisition of intangible assets and property, plant and equipment, investment in investees, geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Investments (US$ million)	Jan-Sep/19	Jan-Sep/18	Change (%)
Exploration and Production	6,003	8,892	(32.5)
Refining	1,013	732	38.4
Gas and Energy	324	281	15.3
Distribution*	71	90	(21.6)
Others	146	118	23.4
Total	7,556	10,113	(25.3)

In the Exploration and Production segment, investments totaled US$ 6.0 billion in the nine-month period ended September 30, 2019, mainly concentrated on: (i) the development of production at the pre-salt layer of Santos Basin; (ii) development of new wells in the post-salt; and (iii) the exploration of the new production areas.

The investments results of the nine-month period ended September 30, 2019, mainly the completion of major production development projects, are aligned with the 2019 CAPEX forecast to a range from US$ 10 to 11 billion, as presented in 2Q-2019, without considering bids.

1

[1]	** Refers to investments of BR Distribuidora. Due to the sale of BR, the investments of this subsidiary were deconsolidated from 3Q-2019 on.

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Sep/19	Jan-Sep/18
Adjusted cash and cash equivalents at the beginning of period	14,982	24,404
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(1,083)	(1,885)
Cash and cash equivalents at the beginning of period	13,899	22,519
Net cash provided by (used in) operating activities	18,206	19,501
Net cash provided by operating activities from continuing operations	17,883	19,147
Discontinued operations – net cash provided by operating activities	323	354
Net cash provided by (used in) investing activities	6,076	(3,047)
Net cash provided by (used in) investing activities from continuing operations	4,264	(3,051)
Acquisition of PP&E, intangibles assets and investments in investees	(5,422)	(9,341)
Proceeds from disposal of assets - Divestment	9,110	4,915
Dividends received	836	706
Divestment (Investment) in marketable securities	(260)	669
Discontinued operations – net cash provided by (used in) investing activities	1,812	4
(=) Net cash provided by operating and investing activities	24,282	16,454
Net cash provided by (used) in financing activities from continuing operations	(25,182)	(24,104)
Net financings	(20,125)	(23,647)
Proceeds from financing	4,729	8,708
Repayments	(24,854)	(32,355)
Repayment of lease liability	(3,622)	-
Dividends paid to shareholders of Petrobras	(1,304)	(316)
Dividends paid to non-controlling interest	(89)	(92)
Investments by non-controlling interest	(42)	(49)
Discontinued operations – net cash provided by (used) in financing activities	(508)	(59)
Net cash provided by (used) in financing activities	(25,690)	(24,163)
Effect of exchange rate changes on cash and cash equivalents	688	(623)
Cash and cash equivalents at the end of period	13,179	14,187
Government bonds and time deposits with maturities of more than 3 months at the end of period	1,303	1,040
Adjusted cash and cash equivalents at the end of period	14,482	15,227

As of September 30, 2019, the balance of cash and cash equivalents was US$ 13,179 million and adjusted cash and cash equivalents totaled US$ 14,482 million. The nine-month period ended September 30, 2019 was marked by net cash provided by operating activities of US$ 18,206 million, proceeds from financing of US$ 4,729 million and proceeds from disposal of assets – divestments of US$ 9,110 million. Those resources were allocated to debt prepayments, to amortizations of principal and interest due in the period and to capital expenditures.

We are working to release excess cash, enabling the reallocation to more productive uses. In the nine-month period ended September 30, 2019, we reduced cash and cash equivalents by US$ 720 million, using it for debt amortization, but cash and cash equivalents in the nine-month period ended September 30, 2019 was still above the desired level, primarily because the cash inflow from the assignment of Eletrobras receivables in the amount of US$ 2,123 million was received close to the end of the period and that we have faced challenges in prepaying debt, reflecting the improvement in our credit risk with our creditors.

CONSOLIDATED DEBT

Debt (US$ million)	09.30.2019	12.31.2018	Change (%)
Financing by source	66,070	84,175	(21.5)
Banking Market	25,249	33,700	(25.1)
Capital Markets	34,815	42,947	(18.9)
Development banks	1,950	3,387	(42.4)
Export Credit Agencies	3,812	3,881	(1.8)
Others	244	260	(6.1)
Lease Liabilities	23,831	185	12,782
Adjusted cash and cash equivalents	14,482	14,982	(3.3)
Net debt	75,419	69,378	8.7
Leverage: Net Debt/(Net Debt + Shareholders’ Equity)	50%	49%	1
Average interest rate (% p.a.)	5.9	6.1	(3.3)
Net debt/LTM Adjusted EBITDA ratio	2.40	2.20	9.1
Gross debt net of cash and cash equivalents /LTM Operating Cash Flow ratio	3.06	2.67	14.6
Gross Debt	89,901	84,360	6.6

As of September 30, 2019, there was an increase of US$ 5,541 million in gross debt, mainly due to the adoption of IFRS 16 on January 1, 2019 (a US$ 23,646 million increase), partially offset by the repayment of finance debts in the period. Accordingly, this increase impacted net debt, net debt to LTM Adjusted EBITDA and gross debt net of cash and cash equivalents to LTM operating cash flow ratio in the period.

The average maturity of outstanding debt as of September 30, 2019 is 10.42 years compared to 9.14 years as of December 31, 2018. The average interest rate decreased to 5.9% p.a. on September 30, 2019 from 6.1% p.a. on December 31, 2018.

According to the Company’s Business and Management Plan and following its liability management strategy, the Company recently raised funds in order to repay older debts, as well as aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run.

In the nine-month period ended September 30, 2019, proceeds from financing amounted to US$ 4,729 million, principally reflecting: (i) global notes issued in the capital market in the amount of US$ 2,980 million, of which US$ 737 million relates to the incremental issuance of bonds maturing in 2029, and the remaining relates to new bonds issued maturing in 2049; and (ii) debentures issued amounting to  US$ 955 million.

In addition, the Company repaid several finance debts, in the amount of US$ 24,854 million notably: (i) US$ 9,863 million relating to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 844 million; (ii) pre-payment of banking loans in the domestic and international market totaling US$ 8,134 million; and (iii) pre-payment of US$ 578 million with respect to financings with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES).

In September 2019, the Company made an offer to exchange Global Notes maturing between 2023 and 2029, in the amount of US$ 3,650 million, for new Global Notes maturing in 2030 in the amount of US$ 4,115 million, with net premium amounting to US$ 465 million to be paid to the bond holders.

RECONCILIATION OF LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRIC

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the statement of income and results from disposal and write-offs of assets and on remeasurement of investment retained with loss of control.

This measure is used to calculate the metric Net Debt/ LTM Adjusted EBITDA, which is established in the Business and Management Plan 2019-2023 (BMP 2019-2023), to support management’s assessment of liquidity and leverage.

Net Debt reflects the gross debt net of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term (Adjusted Cash and Cash Equivalents).

EBITDA, Adjusted EBITDA, LTM Adjusted EBITDA and Net debt/LTM Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered in isolation or as a substitute for any measure calculated in accordance with IFRS. These measures must be considered together with other measures and indicators for a better understanding of the Company’s financial conditions.

Adjusted EBITDA

US$ million	Jan-Sep/19	Jan-Sep/18	Change (%)
Net income	8,288	6,633	25.0
Net finance income (expense)	7,162	4,605	55.5
Income taxes	4,441	3,558	24.8
Depreciation, depletion and amortization	11,205	9,070	23.5
EBITDA	31,096	23,866	30.3
Results in equity-accounted investments	(363)	(491)	26.1
Impairment	627	349	79.7
Reclassification of cumulative translation adjustment - CTA	34	-
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(5,426)	(620)	(775.2)
Foreign exchange gains or losses on provisions for legal proceedings	120	539	(77.7)
Net income from discontinued operations for the period	(2,560)	(422)	(506.6)
Adjusted EBITDA	23,528	23,221	1.3
Net income from discontinued operations for the period	2,560	422	506.6
Net finance income (expense) from discontinued operations	(139)	(158)	12.0
Income taxes from discontinued operations	1,357	276	391.7
Depreciation, depletion and amortization from discontinued operations	77	89	(13.5)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control from discontinued operations	(3,554)	(7)	(50671.4)
Total Adjusted EBITDA	23,829	23,843	(0.1)

LTM Adjusted EBITDA

	US$ million
	Last twelve months (LTM) at
	09.30.2019	12.31.2018*	4Q-2018*	1Q-2019*	2Q-2019	3Q-2019
Net income (loss)	9,070	7,414	782	1,125	4,935	2,228
Net finance income (expenses)	9,041	6,484	1,879	2,235	2,187	2,740
Income taxes	5,139	4,256	698	489	2,960	992
Depreciation, depletion and amortization	14,047	11,912	2,842	3,682	3,747	3,776
EBITDA	37,297	30,066	6,201	7,531	13,829	9,736
Results in equity-accounted investments	(395)	(523)	(32)	(131)	(120)	(112)
Impairment	2,283	2,005	1,656	(7)	27	607
Reclassification of cumulative translation adjustment - CTA	34	−	−	34	−	-
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(5,223)	(417)	203	(183)	(5,405)	162
Foreign exchange gains or losses on provisions for legal proceedings	37	456	(83)	15	(36)	141
Net income from discontinued operations for the period	(2,981)	(843)	(421)	(127)	(77)	(2,356)
Adjusted EBITDA	31,052	30,744	7,524	7,132	8,218	8,178
Net income from discontinued operations for the period	2,981	843	421	127	77	2,356
Net finance income (expense) from discontinued operations	(609)	(628)	(470)	(72)	(48)	(19)
Income taxes from discontinued operations	1,509	428	152	75	47	1,235
Depreciation, depletion and amortization from discontinued operations	104	118	27	34	33	10
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control from discontinued operations	(3,551)	(3)	3	(2)	(1)	(3,551)
Total Adjusted EBITDA	31,486	31,502	7,657	7,294	8,326	8,209
Income taxes	(5,139)	(4,256)	(698)	(489)	(2,960)	(992)
Allowance (reversals) for impairment of trade and others receivables	(736)	91	(806)	26	13	31
Trade and other receivables, net	3,808	(1,536)	1,033	1,029	26	1,720
Inventories	673	(2,108)	539	359	(976)	751
Trade payables	(1,470)	858	(685)	(612)	(231)	58
Deferred income taxes, net	3,070	370	203	(132)	1,816	1,183
Taxes payable	(3,135)	(302)	(1,112)	(355)	766	(2,434)
Others	(3,494)	1,734	723	(2,410)	(1,551)	(256)
Net cash provided by operating activities -OCF	25,063	26,353	6,854	4,710	5,229	8,270
Net cash provided by operating activities from continuing operations	24,188	25,449	6,302	4,422	5,261	8,203
Net cash provided by operating activities from discontinued activities	875	904	552	288	(32)	67

   * Restated to reflect discontinued operation.

Net Debt/LTM Adjusted EBITDA Metric

The Net debt/Adjusted EBITDA ratio is an important metric used in our BMP 2019-2023 that supports our management in assessing the liquidity and leverage of Petrobras Group.

In order to translate the items comprising this metric into the presentation currency of the Company’s financial statements (U.S. dollars), the Company applied the same foreign exchange translation method as set out IAS 21 - The Effects of Changes in Foreign Exchanges Rates (see note 2.2 to 2018 financial statements as at 12.31.2018). Accordingly, assets and liabilities items were translated into U.S. dollars at the exchange rate as of the date of the statement of financial position, and all items pertaining to the statement of income and statement of cash flows were translated at the average rates prevailing at each quarter of the years.

The Company has pursued a target ratio based on net debt and Adjusted EBITDA computed in Brazilian reais and, depending on the foreign translation effects on items that comprise this metric, the Net Debt/LTM Adjusted EBITDA may significantly differ or even present a different trend when calculated in US dollars.

The following table presents, in both currencies, the reconciliation for this metric to the most directly comparable GAAP measure in accordance with IFRS, which is in this case the Gross Debt Net of Cash and Cash Equivalents / Net Cash provided by operating activities ratio:

	R$ million		US$ million

	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Cash and cash equivalents	54,882	53,854	13,179	13,899
Government securities and time deposits (maturity of more than three months)	5,427	4,198	1,303	1,083
Adjusted cash and cash equivalents	60,309	58,052	14,482	14,982
Current and non-current debt - Gross Debt	374,381	326,876	89,901	84,360
Net debt	314,072	268,824	75,419	69,378
Net cash provided by operating activities from continuing operations	93,853	92,519	24,188	25,449
Net cash provided by operating activities from discontinued activities	3,327	3,328	875	904
Net cash provided by operating activities -LTM OCF	97,180	95,846	25,063	26,353
Income taxes	(20,047)	(15,462)	(5,139)	(4,256)
Allowance (reversals) for impairment of trade and others receivables	(2,798)	282	(736)	91
Trade and other receivables, net	14,740	(5,983)	3,808	(1,536)
Inventories	2,558	(7,599)	673	(2,108)
Trade payables	(5,591)	3,557	(1,470)	858
Deferred income taxes, net	12,094	1,297	3,070	370
Taxes payable	(12,228)	(1,358)	(3,135)	(302)
Others	(13,428)	6,260	(3,494)	1,734
Total LTM Adjusted EBITDA	121,880	114,852	31,486	31,502
LTM Adjusted EBITDA	120,216	112,035	31,052	30,744
LTM Adjusted EBITDA from discontinued operations	1,664	2,816	434	758
Gross debt net of cash and cash equivalents/LTM OCF ratio	3.29	2.85	3.06	2.67
Net debt/Total LTM Adjusted EBITDA ratio	2.58	2.34	2.40	2.20

RESULTS BY BUSINESS AREA

Exploration & Production (E&P)

Jan-Sep/2019 x Jan-Sep/2018 - Financial information

US$ million	Jan-Sep/19	Jan-Sep/18	Change (%)
Sales revenues	36,594	39,049	(6.3)
Gross profit	16,167	16,891	(4.3)
Income (Expenses)	(2,400)	(2,009)	(19.5)
Net income before financial results and income taxes	13,767	14,882	(7.5)
Net income attributable to the shareholders of Petrobras	9,184	9,894	(7.2)
Average Brent crude (US$/bbl)	64.65	72.13	(10.4)
Sales price – Brazil
Crude oil (US$/bbl)	60.58	66.64	(9.1)
Production taxes – Brazil	8,194	8,254	(0.7)
Royalties	3,466	3,675	(5.7)
Special Participation*	4,692	4,541	3.3
Retention of areas	36	38	(5.3)

2

The gross profit reduction reflects lower Brent prices, partially offset by the higher production.

The lower net income before financial results and income taxes was due to this gross profit decrease in association with lower gains related to disposals of assets.

Operational information

Thousand barrels of oil equivalent per day (mboed)	Jan-Sep/19	Jan-Sep/18	Change (%)
Crude oil, NGL and natural gas – Brazil	2,604	2,514	3.6
Crude oil and NGL (mbpd)	2,097	2,028	3.4
Natural gas (mboed)	507	486	4.3
Crude oil, NGL and natural gas - Abroad	81	103	(21.4)
Total (mboed)	2,685	2,617	2.6

Oil, NGL and natural gas production was 2,685 mboed for the period Jan-Sep/2019, an increase of 2.6% over Jan-Sep/2018 (2,617 mboed), mainly due to ramp-up of platforms that started-up in 2018 and 2019 in Buzios (P-74, P-75, P-76 and P-77), Lula (P-67 and P-69) and Tartaruga Verde fields (FPSO Campos dos Goytacazes).

* Special participation amount for the period Jan-Sep/19 of US$ 4.7 billion includes US$ 903 million related to the unification of Parque das Baleias, whose agreement was signed in April 19.

Refining

Jan-Sep/2019 x Jan-Sep/2018 - Financial information

US$ million	Jan-Sep/19	Jan-Sep/18	Change (%)
Sales revenues	49,932	54,519	(8.4)
Gross profit	4,014	6,395	(37.2)
Income (Expenses)	(2,772)	(2,056)	34.8
Net income before financial results and income taxes	1,242	4,339	(71.4)
Net income attributable to the shareholders of Petrobras	913	3,263	(72.0)
Refining cost (US$ / barrel) – Brazil	2.52	2.52	-
Refining cost (R$ / barrel) – Brazil	9.80	9.01	8.8
Domestic basic oil products price (US$/bbl)	75.06	81.23	(7.6)

The gross profit declined mainly due to the inventory turnover effect. The nine-month period ended on September 30, 2018 was more favored by the increase in international prices, leading to inventories realization at lower prices than the replacement costs, compared to the nine-month period ended on September 30, 2019. Higher margins of Diesel, LPG and Asphalt partially offset this effect.

The lower net income before financial results and income taxes resulted from lower gross profit together with higher selling expenses, increased impairment losses (from Comperj and Pasadena) and higher expenses with lawsuits related to tax amnesty programs and environmental contingencies related to the OSPAR pipeline.

Operational information

Thousand barrels per day (mbpd)	Jan-Sep/19	Jan-Sep/18	Change (%)
Total production volume	1,774	1,774	-
Total sales volume	1,763	1,794	(1.7)
Reference feedstock	2,176	2,176	-
Refining plants utilization factor (%)	77	77	-
Processed feedstock (excluding LNG)	1,681	1,672	0.5
Processed feedstock	1,724	1,726	(0.1)
Domestic crude oil as % of total	90	92	(2.2)

Total production for the period Jan-Sep/2019 was 1,774 mbpd, the same volume as for the period Jan-Sep/2018. Total sales were 1.7% lower in the period, mainly due to the reduction in sales volume of gasoline and naphtha. The drop in gasoline sales is due to an increased participation of competitors, especially third-party imports, and the decrease in the average ethanol / gasoline price ratio, favoring ethanol consumption. In relation to naphtha, the decrease was due to lower demand of this oil product in the Brazilian market.

Gas & Power

Jan-Sep/2019 x Jan-Sep/2018 - Financial information

US$ million	Jan-Sep/19	Jan-Sep/18	Change (%)
Sales revenues	8,744	9,120	(4.1)
Gross profit	2,806	2,342	19.8
Income (expenses)	3,779	(2,286)	(265.3)
Net income before financial results and income taxes	6,585	56	11,659
Net income attributable to the shareholders of Petrobras	4,336	20	21,580
Natural gas sales price - Brazil(US$/bbl)	47.66	40.84	16.7

Gross profit was higher due to improved natural gas sales margins, as a result of lower acquisition cost and higher LNG availability, to the detriment of imports from Bolívia, and to better power energy sales margins from the Free Contracting Market (ACL), because of decreased Difference Settlement Prices (PLD) that reduced the settlement costs of sale contracts at the Electricity Commercialization Chamber (Câmara de Comercialização de Energia Elétrica - CCEE).

For the period Jan-Sep/2019 there was higher net income before financial results and income taxes due to the TAG sale in 2Q-2019 and to lower expected credit losses. Additionally, for the period Jan-Sep/2018, there was higher provisions for legal proceedings and provisions for losses with write-offs and cancelations of projects were registered.

Operational information

	Jan-Sep/19	Jan-Sep/18	Change (%)
Regulated contracting market sales (Availability) – average MW	2,788	2,788	-
Free contracting market electricity sales and sales for domestic consumption - average MW	1,167	1,239	(5.8)
Electricity generation – average MW	1,856	2,533	(26.7)
Difference settlement prices – US$/MWh	54	92	(41.3)
National gas delivered – MM m³/day	50	48	4.2
Regasification of liquefied natural gas – MM m³/day	9	9	-
Natural gas imports – MM m³/day	15	23	(34.8)
Natural gas sales – MM m³/day	75	80	(6.3)

Electricity generation was 1,856 average MW for the period Jan-Sep/2019, representing a 26.7% reduction compared to the same period of 2018, due to better hydrological conditions and higher reservoir levels. This scenario is reflected by the decrease of the Differences Settlement Price (PLD) comparing both periods.

Natural gas sales was 75 MM m³/day for the period Jan-Sep/2019, representing a 6.3% reduction compared to the same period of 2018, due to lower electricity generation and hibernation of the fertilizer plants.

From the supply-side perspective, Bolivian gas imports were reduced and LNG imports were practically the same for the period Jan-Sep/2019, due to better prices and more advantageous conditions in the international market of GNL.

FOREIGN EXCHANGE TRANSLATION EFFECTS ON RESULTS OF OPERATIONS OF JAN-SEP/2019

The functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. However, the presentation currency of this financial report is the U.S. Dollar to facilitate the comparison with other oil and gas companies. Therefore, the Brazilian real-denominated results of operations were translated into U.S. dollars using the average exchange rates prevailing during the period.

When the Brazilian real appreciates against the U.S. dollar, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the Brazilian real depreciates against the U.S. dollar, as it did for the period Jan-Sep/2019, the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars.

In order to isolate the foreign exchange translation effect on results of operations, the table below presents a reconciliation of income statement to financial information on a constant currency basis, assuming the same exchange rates between each quarter for translation. For the period Jan-Sep/2019, the results on a constant currency basis were computed by converting the 1Q-2019, 2Q-2019 and 3Q-2019 results from Brazilian real into U.S. dollars based on the same average exchange rates used in 1Q-2018, 2Q-2018 and 3Q-2018 (3.2433, 3.6056 and 3.9505, respectively), as presented in the following table:

The amounts and respective variations presented in constant currency are not measures in accordance with – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS.

	As reported				Financial information on a constant currency basis
	Jan-Sep				Jan-Sep2019
			Variation				Variation *

	U.S.$ million				U.S.$ million
	2019	2018	∆	∆(%)	Foreign exchange translation effects	Results on a constant currency basis	∆	∆(%)
Sales revenues	56,721	62,902	(6,181)	(10)	(4,756)	61,477	(1,425)	(2)
Cost of sales	(34,868)	(38,324)	3,456	9	2,979	(37,847)	477	1
Gross profit	21,853	24,578	(2,725)	(11)	(1,778)	23,631	(947)	(4)
Selling expenses	(3,090)	(3,458)	368	11	234	(3,324)	134	4
General and administrative expenses	(1,630)	(1,670)	40	2	143	(1,773)	(103)	(6)
Exploration costs	(344)	(402)	58	14	37	(381)	21	5
Research and development expenses	(430)	(475)	45	9	35	(465)	10	2
Other taxes	(300)	(381)	81	21	23	(323)	58	15
Other income and expenses	909	(4,309)	5,218	121	(157)	1,066	5,375	125
Income before finance income (expense), results in equity-accounted investments and income taxes	16,968	13,883	3,085	22	(1,464)	18,432	4,549	33
Net finance income (expense)	(7,162)	(4,605)	(2,557)	(56)	566	(7,728)	(3,123)	(68)
Results of equity-accounted investments	363	491	(128)	(26)	(33)	396	(95)	(19)
Income before income taxes	10,169	9,769	400	4	(932)	11,101	1,332	14
Income taxes	(4,441)	(3,558)	(883)	(25)	345	(4,786)	(1,228)	(35)
Net income from continuing operations for the period	5,728	6,211	(483)	(8)	(586)	6,314	103	2
Net income from discontinued operations for the period	2,560	422	2,138	507	(38)	2,598	2,176	516
Net income for the period	8,288	6,633	1,655	25	(624)	8,912	2,279	34
* Variation after isolating foreign exchange translation effects between periods used for translation.

GLOSSARY

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR – Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents – Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

ANP – Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress. The adoption of IFRS 16 has not affect this measure.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

EBITDA – net income before net finance income (expense), income taxes, depreciation, depletion and amortization. EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost – Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF – Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment – Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters.

PLD (differences settlement price) – Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Total Adjusted EBITDA – Adjusted EBITDA including the discontinued operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer